DanDrit Biotech USA, Inc.

Fruebjergvej 3, Box 62

2100 Copenhagen, Denmark

November 10, 2016

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Mail Stop 4546

Washington, DC 20549

Re:	DanDrit Biotech USA, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 4, 2016
File No. 000-54478

Dear Ms. Hayes:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), DanDrit Biotech USA, Inc. (the “Company”) is providing this letter in response to certain comments made by the staff (the “Staff”) in the Commission’s letter dated October 18, 2016 regarding the Company’s Preliminary Proxy Statement on Schedule 14A as filed with the Commission on October 4, 2016. We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Proposal No. 2 – Approval of the Name Change Charter Amendment, page 10

Proposal No. 3 – Approval of the Reverse Split Charter Amendment, page 11

COMMENT 1:	We note that pursuant to Articles 3.6(a), 4.2(a)(viii) and 4.3(b) of the Asset Purchase Agreement between DanDrit and OncoSynergy, the name change and reverse stock split appear to be conditions to close the acquisition. Please provide analysis as to why you believe the information required by Items 11, 13 and 14 of Schedule 14A is not required. Alternatively, please include this information in a revised preliminary proxy statement. Please refer to Note A of Schedule 14A for further guidance. Please also revise Proposals No. 2 and No. 3 to explain the relation of the name change and reverse stock split to the pending acquisition.

RESPONSE:	The Company has filed a Form 8-K with an amendment to the Asset Purchase Agreement between the Company and OncoSynergy, Inc. Pursuant to the terms of that amendment, the closing of the transaction is not dependent on stockholder votes. Further, the name change and reverse stock splits are not conditions to close the transaction or obligations of the Company. The Company is seeking consent of its stockholders to effect these changes to the Company’s Certificate of Incorporation so that it may act without having to seek additional stockholder approval to effect these changes in the future, should the Board determine to effect the name change and reverse stock split. Stockholder approval is necessary to amend the Certificate of Incorporation.

Suzanne Hayes

U.S. Securities and Exchange Commission

November 10, 2016

The Company respectfully notes that Note A to Schedule 14A states in part that, “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company .. . .” The Company does not believe Note A, and, by extension, Items 11, 13, and 14, apply because Note A speaks to transactions that can be affected by the outcome of the shareholder vote. In this case, the transaction is not dependent on stockholder vote.

COMMENT 2:	We note your disclosure that, if the reverse stock split proposal receives shareholder approval, its implementation is still subject to board discretion, including your statement that the board has discretion to determine “at what whole number ratio to effect the Reverse Split.” Please clarify whether the board has discretion to modify the split ratio and, if so, please clearly disclose this discretion and whether there is a potential range of ratios the board may select. As currently drafted, the disclosure suggests that the ratio will be one-for-two. Additionally, we note that the charter amendment included in Annex A shows a potential reduction in authorized shares, but does not include a section effecting the reverse split. Please explain why the reverse split is not included in the charter amendment. Please also explain whether the total number of authorized shares will be sixty million, or whether this amount may change depending on the reverse split ratio, and revise the charter amendment as applicable.

RESPONSE:	The preliminary proxy and charter amendment have been revised to reflect that the Board of Directors has approved a 1 for 2.3 reverse split, but reserves the right to change that ratio. The Board of Directors has not approved a range of ratios from which it may select a ratio. The total number of authorized shares may change, depending on the final reverse split ratio.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker at (305) 539-3306.

Thank you very much for your consideration of this response.

Sincerely,

DANDRIT BIOTECH USA, INC.

/s/ Dr. Eric Leire

Title: Chief Executive Officer

cc:	K&L Gates LLP